1020 . 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel (604) 684 - 6365 Fax (604) 684 - 8092
1 800 667 . 2114

August 15, 2007

Nasreen Mohammed
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Via EDGAR CORRESPONDENCE

RE:	TASEKO MINES LIMITED
FORM 20-FA/1 FOR THE YEAR ENDED SEPTEMBER 30, 2006
FILED APRIL 19, 2007
FILE NO. 1-32461

Dear Ms. Mohammed:

We acknowledge receipt of your Comment Letter dated July 19, 2007 in respect of Form 20-FA/1 filed by Taseko Mines Limited (the "Company") for the year ended September 30, 2006. We have filed a Form 20-FA/2 on EDGAR, and we provide the following explanations to your comments. Your comments are in italics to the left, our responses to the right.

	SEC comment	Response

Operating and Financial Review and Prospects, page 39 Trend Information, page 47

1.

We note your disclosure indicating that while your revenues are received in United States dollars, your operations are almost entirely paid for in Canadian dollars. Please disclose your accounting policy on foreign currency in a note to your financial statements, including the identification of your functional currency.

The Company's functional currency is the Canadian dollar. Although substantially all the Company's revenues are denominated in US dollars, the cash flows related to the Company's assets and liabilities are primarily in Canadian dollars. Further, the Company's labour, material, and financing costs are primarily in Canadian dollars.

We believe that presentation in Canadian dollars most faithfully portrays the economic results of the Company.

We undertake to disclose our accounting policy on foreign currency in a note to the financial statements, including the identification of our functional currency, in future filings.

We have added an explanatory paragraph in the Form 20-FA/2 on page 3.

	SEC comment	Response

Controls and Procedures, page 95

2.	We note your disclosure on page 96 indicating that you have retained tax consultants to assist in the preparation of your financial statements as of and for the year ended September 30, 2006. Please identify these experts, provided that you are able to obtain their permission, or remove the reference.	We were unable to secure the permission of Ernst & Young LLP of Vancouver, British Columbia, who are assisting us in the preparation and review of the tax provision, to use their name in the body of the Form 20-F in relation to these services. We have, accordingly, deleted the reference to their name in Form 20-FA/2.

3.	We note your disclosure indicating other than the material weakness regarding income tax, you maintained effective internal controls over financial reporting as of September 30, 2006. Please revise to conclude simply that internal controls over financial reporting are not effective, given the material weaknesses in your internal control over financial reporting, to comply with Item 15(b)(3) of Form 20-F.	We have made these changes in the Form 20-FA/2.

Financial Statements

4.	Note 3 — Significant Accounting Policies (f) Plant and equipment

	We note your disclosure indicating that you defer costs incurred to remove overburden material to access mineral deposits, your pre- stripping costs. Please expand your disclosure to clarify how you determine the points at which you enter into and exit an overburden removal stage, involving the capitalization of these costs. It should be clear whether this occurs repetitively at a single mine site, as your mining activity within the mine area transitions from one area of mineral concentration to another, or if you cease all capitalization of pre-stripping costs once you begin to produce	We have added explanatory language in Item 5 of the Form 20-FA/2.

SEC comment	Response

Please expand your disclosure in Note 19 to clarify how your accounting for U.S. GAAP purposes compares, following the guidance in EITF 04-6. It should be clear how the 2.4:1 stripping ratio disclosed on pages 17 and 24 of your annual report relate.	We would be pleased to expand our disclosure in the US GAAP note in future filings. This undertaking to provide in future filings, rather than the current one, is based solely on cost considerations and the availability of US- certified partners at our audit firm during this summer holiday season.

5.	Note 3 — Significant Accounting Policies (g) Mineral property interests

You disclose that exploration and development expenditures incurred subsequent to completing a feasibility study which either “increase production” or “extend the life of existing production” are capitalized.

Please expand your disclosure to explain how you determine whether a cost increases or extends the life of existing production, while addressing any uncertainty that exists at the time of incurring the cost, as to whether you will realize this benefit. Additionally, explain how you account for costs of drilling and other activities necessary to convert measured, indicated and inferred resources to proven or probable reserves, and for upgrading resources from one category to another, in close proximity to your development and production stage properties.

We have added explanatory language in Item 5 of the Form 20-FA/2.

	Please expand your disclosure in Note 19 to discuss any differences in your approach and those necessary for US GAAP purposes.	We have provided this disclosure in the body of the Form 20-FA/2. We would be pleased to expand our disclosure in the US GAAP note in future filings.

	SEC comment	Response

6.	Note 8. Mineral Property Interests (e) Royalty Agreement (promissory note and royalty obligation)

We note that you entered into a royalty agreement with Red Mile Resources No. 2 Limited Partnership (“Red Mile”) in September 2004 for $67.357 million cash, and that these funds were subsequently loaned to a trust company. Please disclose the nature and extent of the relationship between the trust company and Red Mile, and the reasons the funds were loaned to this trust entity. Indicate how the royalty sale value was determined, and whether receiving funds under the royalty sale arrangement was conditioned or dependent upon your agreement to forward or loan funds to the trust company.

The funds were loaned to the trust entity for the purpose of funding future royalty obligations of the Company under the royalty agreement; The royalty sale value was determined by negotiation on the basis on forecasted copper production at the Gibraltar mine and annual royalty rates. These royalty rates ranged from $0.01 to $0.14 per pound from the Gibraltar mine from 2004 to the later of (a) 2014, and (b) five years after the end of commercial production from the mine.

The receipt of funding under the royalty sale agreement was conditional on loaning funds to the trust company.

We are unaware of the nature and extent of the relationship between the Alberta Corporate Trust and Red Mile.

7.	Note 17 — Related Party Transactions and Advances

We note your disclosures under this heading and on page 61 indicating that Hunter Dickinson Inc. HDI) provides geological, corporate development, administrative and management services, and incurs third party costs on behalf of the Company, both administrative and exploration. Please disclose whether the nature of the various costs incurred by HDI on your behalf is retained in the financial statements presentation, apportioned amongst the line items according to the type of costs.

Yes, the nature of the various costs incurred by HDI on the Company’s behalf are retained in the financial statement presentation, apportioned amongst the line items according to the type of cost.

We have amended the disclosure in the Form 20-FA/2. We undertake to insert this clearer disclosure in future financial statement filings.

	SEC comment	Response

8.	Subsequent Event

We note that you launched a take-over bid for all the outstanding shares of bcMetals Corporation. Please disclose the total value of the take-over bid. Also, provide the status of the take-over bid up to the filing date.

Taseko’s bid for all (and at least 51%) of the outstanding shares of bcMetals Corporation was $1.40 per share, or approximately $62 million. (The Company did make a short-lived offer of $1.60 per share, but subsequently retracted it.) A rival bidder offered $1.70 per share, and Taseko chose to let its $1.40 bid expire.

Engineering Comments

History, page 21

9.

Please expand your disclosure to include the copper and molybdenum prices used to determine the Oct. 1, 2004 reserve estimates; and to clarify whether the 0.20% Cu % cutoff grade used for the 2004 and 2005 reserve statements is a copper equivalent grade, based on the copper, molybdenum, and/or silver content. Please also indicate whether your reserve estimates includes silver.

We have expanded the disclosure to address your comments.

10.	Please present your oxide reserves using the proven and probable reserve classifications.	The oxide reserves have now been presented using proven and probable classifications .

11.	Sampling and Analysis, page 30

Please summarize the activities instead of referencing past information forms. Please also include a brief description of the QA/QC protocols to inform readers regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to your exploration and operational analytical procedures.

We have expanded the disclosure as indicated.

12.	Estimates of Mineralization, page 30

Please explain why the copper cutoff grade is different from the cutoff grade used for the Gibraltar Mineral sulfide reserve. Please state the assumptions and parameters used to determine your copper equivalent grade.

We used a lower cut-off for Prosperity than that used for Gibraltar because of the significant gold content in the Prosperity deposit. We have inserted a footnote at the bottom of the table stating the assumptions and parameters used.

	SEC comment	Response

Pre-feasibility Study, page 31

13.

You define the cutoff grade as C$4.00 per tonne. Please explain, within the filing, the metal prices, other factors and parameters used to determine this cutoff grade and why this type of cutoff grade is necessary.

We have provided the requested disclosure in the filing.

14.

Given the status of your Prosperity property, it would be appropriate to include risk factors that address the risks associated with reserve estimates that are based only on a pre- feasibility study. Please address the risks associated with the following points:

  The limited amount of drilling completed to date.
  The process testing is limited to small pilot plants and bench scale testing.
  The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.
  The preliminary nature of the mine plans and processing concepts.
  The resulting preliminary operating and capital cost estimates.
  Metallurgical flow sheets and recoveries are in development.
  The history of pre-feasibility studies typically underestimating capital and operating costs.

We have provided the requested disclosure in the filing, however we have chosen not to disclose risk factors relating to your suggested risk factors 1, 4, and 6, as we believe we have done a sufficient amount of drilling, and engineering and design, to exclude noting them as risk factors.

We have chosen to exclude your suggested risk factor 7 because we do not have sufficient data to support the statement that pre-feasibility studies do indeed typically underestimate capital and operating costs.

15.	Estimates of mineralization, page 36

Please separately list the measured and indicated resources for the Harmony property. Please list the metal prices, underlying assumptions, and other parameters used to define this cutoff grade of 0.60 grams per tonne.

We have provided the requested disclosure in the filing.

16.	Prosperity Project, page 40

	Please update your proven and probable reserves data under this heading, consistent with the corresponding information on page 32.	We have provided the requested disclosure in the filing.

As requested in your comment letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing will resolve your comments, appreciating that some of them will be dealt with in future filings. If you require any further information, please feel free to contact the writer at 604-684-6365.

Yours truly,
TASEKO MINES LIMITED

/s/ Jeffrey Mason

Jeffrey Mason, CA
Chief Financial Officer

cc:	Lang Michener (Vancouver)
KPMG LLP (Vancouver)